Citigroup Global Markets Holdings Inc.	November 14, 2024 Medium-Term Senior Notes, Series N Pricing Supplement No. 2024-USNCH24374 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-270327 and 333-270327-01

Autocallable Market-Linked Notes Linked to the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER Due November 17, 2034

Overview

▪	The notes offered by this pricing supplement are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the notes do not pay interest. Instead, the notes offer the potential for automatic early redemption at a premium on a periodic basis on the terms described below. Your return on the notes will depend on the performance of the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER (the “underlying”) specified below.

▪	The notes offer the potential for automatic early redemption at a premium following the first valuation date (other than the final valuation date) on which the closing value of the underlying is greater than or equal to the initial underlying value. If the notes are not automatically redeemed prior to maturity, the notes will provide for repayment of the stated principal amount plus a premium at maturity if the final underlying value is greater than or equal to the initial underlying value. However, if the notes are not automatically redeemed prior to maturity and the final underlying value is less than the initial underlying value, you will be repaid the stated principal amount of your notes at maturity but will not receive any return on your investment. You will not receive dividends with respect to the underlying or participate in any appreciation of the underlying.

▪	The notes are designed for investors who are willing to forgo interest on the notes and accept the risk of not receiving any return on the notes in exchange for the possibility of automatic early redemption at a premium or, if the notes are not automatically redeemed prior to maturity, a premium at maturity, based in each case on the performance of the underlying. Investors should understand that there is no guarantee that they will receive a positive return on their investment in the notes and that even if they do receive a positive return, there is no assurance that their total return at maturity on the notes will compensate them for the effects of inflation or be as great as the yield you could have achieved on a conventional debt security of ours of comparable maturity.

▪	The underlying is highly risky because it may reflect highly leveraged exposure to any decline in the S&P 500 Futures Excess Return Index. The S&P 500 Futures Excess Return Index tracks futures contracts on the S&P 500® Index and is likely to underperform the S&P 500® Index because of an implicit financing cost. In addition, the underlying is subject to a decrement of 6% per annum, which will be a significant drag on its performance. You should carefully review the section “Summary Risk Factors—Risks relating to the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER” in this pricing supplement.

▪	Investors in the notes must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any payments due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Underlying:	The S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER
Stated principal amount:	$1,000 per note
Pricing date:	November 14, 2024
Issue date:	November 18, 2024
Maturity date:	Unless earlier redeemed, November 17, 2034
Automatic early redemption:	If, on any valuation date prior to the final valuation date, the closing value of the underlying is greater than or equal to the initial underlying value, the notes will be automatically redeemed on the third business day immediately following that valuation date for an amount in cash per note equal to $1,000 plus the premium applicable to that valuation date. If the notes are automatically redeemed following any valuation date prior to the final valuation date, they will cease to be outstanding and you will no longer have the opportunity to receive the premium applicable to any later valuation date.
Payment at maturity:

If the notes are not automatically redeemed prior to maturity, you will receive at maturity for each note you then hold:

▪  If the final underlying value is greater than or equal to the initial underlying value:

$1,000 + the premium applicable to the final valuation date

▪  If the final underlying value is less than the initial underlying value:

$1,000

Initial underlying value:	516.6364, the closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the final valuation date
Listing:	The notes will not be listed on any securities exchange
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000.00	$20.00	$980.00
Total:	$50,000.00	$1,000.00	$49,000.00

(Key Terms continued on next page)

(1) On the date of this pricing supplement, the estimated value of the notes is $911.50 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Concurrent with this offering of the notes, the issuer is offering other notes that are similar to the notes but that have economic terms that differ from those provided by the notes. The differences in the economic terms reflect differences in costs to the issuer in connection with the distribution of the notes and such other notes.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-9.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, which can be accessed via the hyperlinks below:

Product Supplement No. EA-03-09 dated March 7, 2023	Underlying Supplement No. 11 dated March 7, 2023

Prospectus Supplement and Prospectus each dated March 7, 2023

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

KEY TERMS (continued)
Valuation dates and premiums:

The premium applicable to each valuation date is the percentage of the stated principal amount set forth below. The premium may be significantly less than the appreciation of the underlying from the pricing date to the applicable valuation date.

Valuation date*	Premium
November 16, 2026:	25.00% of the stated principal amount
December 14, 2026:	26.04% of the stated principal amount
January 14, 2027:	27.08% of the stated principal amount
February 16, 2027:	28.13% of the stated principal amount
March 15, 2027:	29.17% of the stated principal amount
April 14, 2027:	30.21% of the stated principal amount
May 14, 2027:	31.25% of the stated principal amount
June 14, 2027:	32.29% of the stated principal amount
July 14, 2027:	33.33% of the stated principal amount
August 16, 2027:	34.38% of the stated principal amount
September 14, 2027:	35.42% of the stated principal amount
October 14, 2027:	36.46% of the stated principal amount
November 15, 2027:	37.50% of the stated principal amount
December 14, 2027:	38.54% of the stated principal amount
January 14, 2028:	39.58% of the stated principal amount
February 14, 2028:	40.63% of the stated principal amount
March 14, 2028:	41.67% of the stated principal amount
April 17, 2028:	42.71% of the stated principal amount
May 15, 2028:	43.75% of the stated principal amount
June 14, 2028:	44.79% of the stated principal amount
July 14, 2028:	45.83% of the stated principal amount
August 14, 2028:	46.88% of the stated principal amount
September 14, 2028:	47.92% of the stated principal amount
October 16, 2028:	48.96% of the stated principal amount
November 14, 2028:	50.00% of the stated principal amount
December 14, 2028:	51.04% of the stated principal amount
January 16, 2029:	52.08% of the stated principal amount
February 14, 2029:	53.13% of the stated principal amount
March 14, 2029:	54.17% of the stated principal amount
April 16, 2029:	55.21% of the stated principal amount
May 14, 2029:	56.25% of the stated principal amount
June 14, 2029:	57.29% of the stated principal amount
July 16, 2029:	58.33% of the stated principal amount
August 14, 2029:	59.38% of the stated principal amount
September 14, 2029:	60.42% of the stated principal amount
October 15, 2029:	61.46% of the stated principal amount
November 14, 2029:	62.50% of the stated principal amount
December 14, 2029:	63.54% of the stated principal amount
January 14, 2030:	64.58% of the stated principal amount
February 14, 2030:	65.63% of the stated principal amount
March 14, 2030:	66.67% of the stated principal amount
April 15, 2030:	67.71% of the stated principal amount
May 14, 2030:	68.75% of the stated principal amount
June 14, 2030:	69.79% of the stated principal amount
July 15, 2030:	70.83% of the stated principal amount
August 14, 2030:	71.88% of the stated principal amount
September 16, 2030:	72.92% of the stated principal amount
October 14, 2030:	73.96% of the stated principal amount
November 14, 2030:	75.00% of the stated principal amount
December 16, 2030:	76.04% of the stated principal amount
January 14, 2031:	77.08% of the stated principal amount
February 14, 2031:	78.13% of the stated principal amount
March 14, 2031:	79.17% of the stated principal amount
April 14, 2031:	80.21% of the stated principal amount
May 14, 2031:	81.25% of the stated principal amount
June 16, 2031:	82.29% of the stated principal amount
July 14, 2031:	83.33% of the stated principal amount
August 14, 2031:	84.38% of the stated principal amount
September 15, 2031:	85.42% of the stated principal amount
October 14, 2031:	86.46% of the stated principal amount
November 14, 2031:	87.50% of the stated principal amount
December 15, 2031:	88.54% of the stated principal amount
January 14, 2032:	89.58% of the stated principal amount
PS-2

Citigroup Global Markets Holdings Inc.

February 17, 2032:	90.63% of the stated principal amount
March 15, 2032:	91.67% of the stated principal amount
April 14, 2032:	92.71% of the stated principal amount
May 14, 2032:	93.75% of the stated principal amount
June 14, 2032:	94.79% of the stated principal amount
July 14, 2032:	95.83% of the stated principal amount
August 16, 2032:	96.88% of the stated principal amount
September 14, 2032:	97.92% of the stated principal amount
October 14, 2032:	98.96% of the stated principal amount
November 15, 2032:	100.00% of the stated principal amount
December 14, 2032:	101.04% of the stated principal amount
January 14, 2033:	102.08% of the stated principal amount
February 14, 2033:	103.13% of the stated principal amount
March 14, 2033:	104.17% of the stated principal amount
April 14, 2033:	105.21% of the stated principal amount
May 16, 2033:	106.25% of the stated principal amount
June 14, 2033:	107.29% of the stated principal amount
July 14, 2033:	108.33% of the stated principal amount
August 15, 2033:	109.38% of the stated principal amount
September 14, 2033:	110.42% of the stated principal amount
October 14, 2033:	111.46% of the stated principal amount
November 14, 2033:	112.50% of the stated principal amount
December 14, 2033:	113.54% of the stated principal amount
January 17, 2034:	114.58% of the stated principal amount
February 14, 2034:	115.63% of the stated principal amount
March 14, 2034:	116.67% of the stated principal amount
April 14, 2034:	117.71% of the stated principal amount
May 15, 2034:	118.75% of the stated principal amount
June 14, 2034:	119.79% of the stated principal amount
July 14, 2034:	120.83% of the stated principal amount
August 14, 2034:	121.88% of the stated principal amount
September 14, 2034:	122.92% of the stated principal amount
October 16, 2034:	123.96% of the stated principal amount
November 14, 2034 (the “final valuation date”):	125.00% of the stated principal amount
*Each valuation date is subject to postponement if such date is not a scheduled trading day or certain market disruption events occur
CUSIP / ISIN:	17333AWM7 / US17333AWM79
PS-3

Citigroup Global Markets Holdings Inc.

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, the accompanying product supplement contains important information about how the closing value of the underlying will be determined and about adjustments that may be made to the terms of the notes upon the occurrence of market disruption events and other specified events with respect to the underlying. The accompanying underlying supplement contains important disclosures regarding the S&P 500® Index, on which the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER is ultimately based. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement in connection with your investment in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Closing value. The closing value of the underlying is its closing level, as described in the accompanying product supplement.

PS-4

Citigroup Global Markets Holdings Inc.

Hypothetical Payment Upon Automatic Early Redemption

The following table illustrates how the amount payable per note upon automatic early redemption will be calculated if the closing value of the underlying on any valuation date prior to the final valuation date is greater than or equal to the initial underlying value.

If the first valuation date on which the closing value of the underlying is greater than or equal to the initial underlying value is...	...then you will receive the following payment per note upon automatic early redemption:
1st valuation date	$1,000 + applicable premium = $1,000 + $250.00 = $1,250.00
2nd valuation date	$1,000 + applicable premium = $1,000 + $260.40 = $1,260.40
3rd valuation date	$1,000 + applicable premium = $1,000 + $270.80 = $1,270.80
4th valuation date	$1,000 + applicable premium = $1,000 + $281.30 = $1,281.30
5th valuation date	$1,000 + applicable premium = $1,000 + $291.70 = $1,291.70
6th valuation date	$1,000 + applicable premium = $1,000 + $302.10 = $1,302.10
7th valuation date	$1,000 + applicable premium = $1,000 + $312.50 = $1,312.50
8th valuation date	$1,000 + applicable premium = $1,000 + $322.90 = $1,322.90
9th valuation date	$1,000 + applicable premium = $1,000 + $333.30 = $1,333.30
10th valuation date	$1,000 + applicable premium = $1,000 + $343.80 = $1,343.80
11th valuation date	$1,000 + applicable premium = $1,000 + $354.20 = $1,354.20
12th valuation date	$1,000 + applicable premium = $1,000 + $364.60 = $1,364.60
13th valuation date	$1,000 + applicable premium = $1,000 + $375.00 = $1,375.00
14th valuation date	$1,000 + applicable premium = $1,000 + $385.40 = $1,385.40
15th valuation date	$1,000 + applicable premium = $1,000 + $395.80 = $1,395.80
16th valuation date	$1,000 + applicable premium = $1,000 + $406.30 = $1,406.30
17th valuation date	$1,000 + applicable premium = $1,000 + $416.70 = $1,416.70
18th valuation date	$1,000 + applicable premium = $1,000 + $427.10 = $1,427.10
19th valuation date	$1,000 + applicable premium = $1,000 + $437.50 = $1,437.50
20th valuation date	$1,000 + applicable premium = $1,000 + $447.90 = $1,447.90
21st valuation date	$1,000 + applicable premium = $1,000 + $458.30 = $1,458.30
22nd valuation date	$1,000 + applicable premium = $1,000 + $468.80 = $1,468.80
23rd valuation date	$1,000 + applicable premium = $1,000 + $479.20 = $1,479.20
24th valuation date	$1,000 + applicable premium = $1,000 + $489.60 = $1,489.60
25th valuation date	$1,000 + applicable premium = $1,000 + $500.00 = $1,500.00
26th valuation date	$1,000 + applicable premium = $1,000 + $510.40 = $1,510.40
27th valuation date	$1,000 + applicable premium = $1,000 + $520.80 = $1,520.80
28th valuation date	$1,000 + applicable premium = $1,000 + $531.30 = $1,531.30
29th valuation date	$1,000 + applicable premium = $1,000 + $541.70 = $1,541.70
30th valuation date	$1,000 + applicable premium = $1,000 + $552.10 = $1,552.10
31st valuation date	$1,000 + applicable premium = $1,000 + $562.50 = $1,562.50
32nd valuation date	$1,000 + applicable premium = $1,000 + $572.90 = $1,572.90
33rd valuation date	$1,000 + applicable premium = $1,000 + $583.30 = $1,583.30
34th valuation date	$1,000 + applicable premium = $1,000 + $593.80 = $1,593.80
35th valuation date	$1,000 + applicable premium = $1,000 + $604.20 = $1,604.20
36th valuation date	$1,000 + applicable premium = $1,000 + $614.60 = $1,614.60
37th valuation date	$1,000 + applicable premium = $1,000 + $625.00 = $1,625.00
38th valuation date	$1,000 + applicable premium = $1,000 + $635.40 = $1,635.40
39th valuation date	$1,000 + applicable premium = $1,000 + $645.80 = $1,645.80
40th valuation date	$1,000 + applicable premium = $1,000 + $656.30 = $1,656.30
41st valuation date	$1,000 + applicable premium = $1,000 + $666.70 = $1,666.70
42nd valuation date	$1,000 + applicable premium = $1,000 + $677.10 = $1,677.10
43rd valuation date	$1,000 + applicable premium = $1,000 + $687.50 = $1,687.50
44th valuation date	$1,000 + applicable premium = $1,000 + $697.90 = $1,697.90
45th valuation date	$1,000 + applicable premium = $1,000 + $708.30 = $1,708.30
46th valuation date	$1,000 + applicable premium = $1,000 + $718.80 = $1,718.80
47th valuation date	$1,000 + applicable premium = $1,000 + $729.20 = $1,729.20
48th valuation date	$1,000 + applicable premium = $1,000 + $739.60 = $1,739.60
49th valuation date	$1,000 + applicable premium = $1,000 + $750.00 = $1,750.00
PS-5

Citigroup Global Markets Holdings Inc.

50th valuation date	$1,000 + applicable premium = $1,000 + $760.40 = $1,760.40
51st valuation date	$1,000 + applicable premium = $1,000 + $770.80 = $1,770.80
52nd valuation date	$1,000 + applicable premium = $1,000 + $781.30 = $1,781.30
53rd valuation date	$1,000 + applicable premium = $1,000 + $791.70 = $1,791.70
54th valuation date	$1,000 + applicable premium = $1,000 + $802.10 = $1,802.10
55th valuation date	$1,000 + applicable premium = $1,000 + $812.50 = $1,812.50
56th valuation date	$1,000 + applicable premium = $1,000 + $822.90 = $1,822.90
57th valuation date	$1,000 + applicable premium = $1,000 + $833.30 = $1,833.30
58th valuation date	$1,000 + applicable premium = $1,000 + $843.80 = $1,843.80
59th valuation date	$1,000 + applicable premium = $1,000 + $854.20 = $1,854.20
60th valuation date	$1,000 + applicable premium = $1,000 + $864.60 = $1,864.60
61st valuation date	$1,000 + applicable premium = $1,000 + $875.00 = $1,875.00
62nd valuation date	$1,000 + applicable premium = $1,000 + $885.40 = $1,885.40
63rd valuation date	$1,000 + applicable premium = $1,000 + $895.80 = $1,895.80
64th valuation date	$1,000 + applicable premium = $1,000 + $906.30 = $1,906.30
65th valuation date	$1,000 + applicable premium = $1,000 + $916.70 = $1,916.70
66th valuation date	$1,000 + applicable premium = $1,000 + $927.10 = $1,927.10
67th valuation date	$1,000 + applicable premium = $1,000 + $937.50 = $1,937.50
68th valuation date	$1,000 + applicable premium = $1,000 + $947.90 = $1,947.90
69th valuation date	$1,000 + applicable premium = $1,000 + $958.30 = $1,958.30
70th valuation date	$1,000 + applicable premium = $1,000 + $968.80 = $1,968.80
71st valuation date	$1,000 + applicable premium = $1,000 + $979.20 = $1,979.20
72nd valuation date	$1,000 + applicable premium = $1,000 + $989.60 = $1,989.60
73rd valuation date	$1,000 + applicable premium = $1,000 + $1,000.00 = $2,000.00
74th valuation date	$1,000 + applicable premium = $1,000 + $1,010.40 = $2,010.40
75th valuation date	$1,000 + applicable premium = $1,000 + $1,020.80 = $2,020.80
76th valuation date	$1,000 + applicable premium = $1,000 + $1,031.30 = $2,031.30
77th valuation date	$1,000 + applicable premium = $1,000 + $1,041.70 = $2,041.70
78th valuation date	$1,000 + applicable premium = $1,000 + $1,052.10 = $2,052.10
79th valuation date	$1,000 + applicable premium = $1,000 + $1,062.50 = $2,062.50
80th valuation date	$1,000 + applicable premium = $1,000 + $1,072.90 = $2,072.90
81st valuation date	$1,000 + applicable premium = $1,000 + $1,083.30 = $2,083.30
82nd valuation date	$1,000 + applicable premium = $1,000 + $1,093.80 = $2,093.80
83rd valuation date	$1,000 + applicable premium = $1,000 + $1,104.20 = $2,104.20
84th valuation date	$1,000 + applicable premium = $1,000 + $1,114.60 = $2,114.60
85th valuation date	$1,000 + applicable premium = $1,000 + $1,125.00 = $2,125.00
86th valuation date	$1,000 + applicable premium = $1,000 + $1,135.40 = $2,135.40
87th valuation date	$1,000 + applicable premium = $1,000 + $1,145.80 = $2,145.80
88th valuation date	$1,000 + applicable premium = $1,000 + $1,156.30 = $2,156.30
89th valuation date	$1,000 + applicable premium = $1,000 + $1,166.70 = $2,166.70
90th valuation date	$1,000 + applicable premium = $1,000 + $1,177.10 = $2,177.10
91st valuation date	$1,000 + applicable premium = $1,000 + $1,187.50 = $2,187.50
92nd valuation date	$1,000 + applicable premium = $1,000 + $1,197.90 = $2,197.90
93rd valuation date	$1,000 + applicable premium = $1,000 + $1,208.30 = $2,208.30
94th valuation date	$1,000 + applicable premium = $1,000 + $1,218.80 = $2,218.80
95th valuation date	$1,000 + applicable premium = $1,000 + $1,229.20 = $2,229.20
96th valuation date	$1,000 + applicable premium = $1,000 + $1,239.60 = $2,239.60

If, on any valuation date prior to the final valuation date, the closing value of the underlying is less than the initial underlying value, you will not receive the premium indicated above following that valuation date. In order to receive the premium indicated above, the closing value of the underlying on the applicable valuation date must be greater than or equal to the initial underlying value.

PS-6

Citigroup Global Markets Holdings Inc.

Payment at Maturity Diagram

The diagram below illustrates your payment at maturity of the notes, assuming the notes have not previously been automatically redeemed, for a range of hypothetical underlying performance.

Investors in the notes will not receive any dividends with respect to the underlying. The diagram and examples below do not show any effect of lost dividend yield over the term of the notes. See “Summary Risk Factors—You will not receive dividends or have any other rights with respect to the underlying” below.

Market-Linked Notes Payment at Maturity Diagram

PS-7

Citigroup Global Markets Holdings Inc.

Hypothetical Examples of the Payment at Maturity

The examples below are intended to illustrate how, if the notes are not automatically redeemed prior to maturity, your payment at maturity will depend on the final underlying value. Your actual payment at maturity per note, if the notes are not automatically redeemed prior to maturity, will depend on the actual final underlying value. The examples are solely for illustrative purposes, do not show all possible outcomes and are not a prediction of any payment that may be made on the notes.

The examples below are based on a hypothetical initial underlying value of 100 and do not reflect the actual initial underlying value. For the actual initial underlying value, see the cover page of this pricing supplement. We have used this hypothetical value, rather than the actual value, to simplify the calculations and aid understanding of how the notes work. However, you should understand that the actual payment at maturity on the notes will be calculated based on the actual initial underlying value, and not the hypothetical values indicated below. For ease of analysis, figures below have been rounded.

Example 1—Upside Scenario. The final underlying value is 110.00 (a 10% increase from the initial underlying value), which is greater than the initial underlying value.

Payment at maturity per note = $1,000 + the premium applicable to the final valuation date

= $1,000 + $1,250.00

= $2,250.00

In this scenario, because the final underlying value is greater than the initial underlying value, you would be repaid the stated principal amount of your notes at maturity plus the premium applicable to the final valuation date.

Example 2—Par Scenario. The final underlying value is 90.00 (a 10% decrease from the initial underlying value), which is less than the initial underlying value.

Payment at maturity per note = $1,000

In this scenario, because the underlying has depreciated from the initial underlying value to the final underlying value, you would be repaid the stated principal amount of your notes at maturity but you would not receive any positive return on your investment.

PS-8

Citigroup Global Markets Holdings Inc.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlying. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

Risks relating to the notes

▪	You may not receive any return on your investment in the notes. If, on each valuation date prior to the final valuation date, the closing value of the underlying is not greater than or equal to the initial underlying value, then the notes will not be automatically redeemed at a premium. In that event, you will receive a positive return on your investment in the notes only if the final underlying value is greater than or equal to the initial underlying value. If the final underlying value is less than the initial underlying value, you will receive only the stated principal amount of $1,000 for each note you hold at maturity. As the notes do not pay any interest, even if the underlying appreciates from the initial underlying value to the final underlying value, there is no assurance that your total return at maturity on the notes will be as great as could have been achieved on conventional debt securities of ours of comparable maturity.

▪	The notes are riskier than notes with a shorter term. The notes are relatively long-dated. Because the notes are relatively long-dated, many of the risks of the notes are heightened as compared to notes with a shorter term, because you will be subject to those risks for a longer period of time. In addition, the value of a longer-dated note is typically less than the value of an otherwise comparable note with a shorter term.

▪	The notes do not pay interest. Unlike conventional debt securities, the notes do not pay interest prior to maturity. You should not invest in the notes if you seek current income during the term of the notes.

▪	Your potential return on the notes is limited. Your potential return on the notes is limited to the applicable premium payable upon automatic early redemption or at maturity, as described on the cover page of this pricing supplement. If the closing value of the underlying on one of the valuation dates is greater than or equal to the initial underlying value, you will be repaid the stated principal amount of your notes and will receive the fixed premium applicable to that valuation date, regardless of how significantly the closing value of the underlying on that valuation date may exceed the initial underlying value. Accordingly, any premium may result in a return on the notes that is significantly less than the return you could have achieved on a direct investment in the underlying.

▪	The notes may be automatically redeemed prior to maturity, limiting the term of the notes. If the closing value of the underlying on any valuation date prior to the final valuation date is greater than or equal to the initial underlying value, the notes will be automatically redeemed. If the notes are automatically redeemed following any valuation date prior to the final valuation date, they will cease to be outstanding and you will not receive the premium applicable to any later valuation date. Moreover, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk.

▪	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. This potential loss in real value terms is significant given the term of the notes. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪	The performance of the notes will depend on the closing values of the underlying solely on the valuation dates, which makes the notes particularly sensitive to volatility in the closing values of the underlying on or near the valuation dates. Whether the notes will be automatically redeemed prior to maturity will depend on the closing values of the underlying solely on the valuation dates (other than the final valuation date), regardless of the closing values of the underlying on other days during the term of the notes. If the notes are not automatically redeemed prior to maturity, what you receive at maturity will depend solely on the closing value of the underlying on the final valuation date, and not on any other day during the term of the notes. Because the performance of the notes depends on the closing values of the underlying on a limited number of dates, the notes will be particularly sensitive to volatility in the closing values of the underlying on or near the valuation dates. You should understand that the closing value of the underlying has historically been highly volatile.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or

PS-9

Citigroup Global Markets Holdings Inc.

terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Sale of the notes prior to maturity may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) any selling concessions or other fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the closing value of the underlying, dividend yields on the stocks that constitute the underlying and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes, which do not bear interest.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the closing value of the underlying, the volatility of the closing value of the underlying, dividend yields on the stocks that constitute the underlying, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate, among other factors described under “Risk Factors Relating to the Notes—Risk Factors Relating to All Notes—The value of your notes prior to maturity will fluctuate based on many unpredictable factors” in the accompanying product supplement. Changes in the closing value of the underlying may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	Our offering of the notes is not a recommendation of the underlying. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlying is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the stocks that constitute the underlying or in instruments related to the underlying or such stocks, and may publish research or express opinions, that in each case are inconsistent

PS-10

Citigroup Global Markets Holdings Inc.

with an investment linked to the underlying. These and other activities of our affiliates may affect the closing value of the underlying in a way that negatively affects the value of and your return on the notes.

▪	The closing value of the underlying may be adversely affected by our or our affiliates’ hedging and other trading activities. We have hedged our obligations under the notes through CGMI or other of our affiliates, who have taken positions in the underlying or in financial instruments related to the underlying and may adjust such positions during the term of the notes. Our affiliates also take positions in the underlying or in financial instruments related to the underlying on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the closing value of the underlying in a way that negatively affects the value of and your return on the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines.

▪	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates engage in business activities with a wide range of companies. These activities include extending loans, making and facilitating investments, underwriting securities offerings and providing advisory services. These activities could involve or affect the underlying in a way that negatively affects the value of and your return on the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines. In addition, in the course of this business, we or our affiliates may acquire non-public information, which will not be disclosed to you.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur during the term of the notes, such as market disruption events and other events with respect to the underlying, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your return on the notes. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes. See “Risk Factors Relating to the Notes—Risk Factors Relating to All Notes—The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes” in the accompanying product supplement.

Risks relating to the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER

The following discussion of risks relating to the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER, which we refer to in this section as the “Index”, should be read together with the description of the Index in Annex A to this pricing supplement, which defines and further describes a number of the terms and concepts referred to in this section.

▪	The Index is highly risky because it may reflect highly leveraged exposure to the Underlying Futures Index and may therefore experience a decline that is many multiples of any decline in the Underlying Futures Index. The Index tracks exposure to the S&P 500 Futures Excess Return Index (which we refer to as the “Underlying Futures Index”) on a volatility targeted basis, less a decrement of 6% per annum. The Index has a volatility target of 35%, which it attempts to achieve by applying leverage to its exposure to the Underlying Futures Index (up to a maximum of 500%) when the implied volatility of the S&P 500® Index is less than the volatility target, and by reducing its exposure to the Underlying Futures Index below 100% when the implied volatility of the S&P 500® Index is greater than the volatility target. It is expected that the implied volatility of the S&P 500® Index will frequently be less than the volatility target, and therefore it is expected that the Index will frequently have leveraged (more than 100%) exposure to the Underlying Futures Index. If the Underlying Futures Index declines at a time when the Index has leveraged exposure to it, the decline in the Index will be equal to the decline in the Underlying Futures Index multiplied by the leverage (subject to further reduction as a result of the decrement). For example, if the Underlying Futures Index declines by 5% at a time when the Index has 500% leveraged exposure to the Underlying Futures Index, the Index will decline by 25% over that time (subject to further reduction as a result of the decrement). This potential for losses on a highly leveraged basis makes the Index highly risky.

▪	The Index may realize significant losses if it is not consistently successful in increasing exposure to the Underlying Futures Index in advance of increases in the Underlying Futures Index and reducing exposure to the Underlying Futures Index in advance of declines in the Underlying Futures Index. The Index methodology is premised on the following key assumptions: (1) that there will be an inverse relationship between performance and volatility, so that the Underlying Futures Index will tend to increase in times of lower volatility and decline in times of higher volatility; (2) that the implied volatility of the S&P 500® Index, as derived from the market prices of exchange-traded options on the S&P 500® Index on each weekly rebalancing date, will be an effective predictor of future volatility of the Underlying Futures Index over the next week; and (3) that 35% will be an effective level of volatility at which to draw the line between leveraged exposure and deleveraged exposure to the Underlying Futures Index. There is no guarantee that these assumptions will be proven correct over any given time period. If any of these assumptions does not prove to be consistently correct, then the Index may perform poorly as a result of having highly leveraged exposure to the Underlying Futures Index at a time of declines and/or having reduced exposure to the Underlying Futures Index at a time of increases.

▪	The Index may be adversely affected by a time lag in its volatility targeting mechanism. The Index resets the leveraged exposure of each sub-index to the Underlying Futures Index on a weekly basis. If the implied volatility of the S&P 500® Index at the rebalancing time on the rebalancing date for a given sub-index is relatively low, that sub-index will retain relatively high leveraged exposure to the Underlying Futures Index for the next week even if the volatility of the S&P 500® Index spikes and the Underlying Futures Index declines significantly in value immediately after the rebalancing time on that rebalancing date. That sub-index may consequently have highly leveraged exposure to a week’s worth of declines in the value of the Underlying Futures Index before it has a chance to reset its leverage. In the case of a sudden increase in volatility and a sudden decline in value, multiple sub-indexes may have highly leveraged exposure to declines over multiple days, and the Index may experience poor performance as a result. Conversely, if significant appreciation in the Underlying Futures Index follows closely on a period of high S&P 500® Index volatility, the time lag may cause the Index to have low exposure to the Underlying Futures Index when that appreciation occurs. Taken together, these factors may cause the Index to perform particularly poorly in a temporary market crash – a sudden significant decline that is quickly reversed. In that scenario, the Index would participate on a highly leveraged basis in the decline and then fail to participate fully in the recovery.

PS-11

Citigroup Global Markets Holdings Inc.

▪	The Index may be adversely affected by a “decay” effect. If the Index is not consistently successful in increasing exposure to the Underlying Futures Index in advance of increases in the Underlying Futures Index and reducing exposure to the Underlying Futures Index in advance of declines in the Underlying Futures Index, then the Index is also expected to be subject to a “decay” effect, which will exacerbate the decline that results from having highly leveraged exposure to declines in the Underlying Futures Index. The decay effect would result from the fact that each sub-index of the Index resets its leveraged exposure to the Underlying Futures Index on a weekly basis, and would manifest any time the Underlying Futures Index moves in one direction one week and another direction the next. The decay effect would result because resetting leverage after an increase but in advance of a decline would cause the Index to have increased exposure to that decline, and resetting leverage following a decline but in advance of an increase would cause the Index to have decreased exposure to that increase. The more this fact pattern repeats, the lower the performance of the Index would be relative to the performance of the Underlying Futures Index.

▪	The Underlying Futures Index is expected to underperform the S&P 500® Index because of an implicit financing cost. The Underlying Futures Index is a futures-based index. As a futures-based index, it is expected to reflect not only the performance of its reference index (the S&P 500® Index), but also the implicit cost of a financed position in that reference index. The cost of this financed position will adversely affect the value of the Underlying Futures Index. Any increase in market interest rates will be expected to further increase this implicit financing cost and will increase the negative effect on the performance of the Underlying Futures Index. Because of this implicit financing cost, the Underlying Futures Index is expected to underperform the total return performance of the S&P 500® Index.

▪	The performance of the Index will be reduced by a decrement of 6% per annum. The Index is a decrement index, which means that the value of each sub-index of the Index will be reduced at a rate of 6% per annum. The decrement will be a significant drag on the performance of the Index, potentially offsetting positive returns that would otherwise result from the Index methodology, exacerbating negative returns of the Index methodology and causing the level of the Index to decline steadily if the return of the Index methodology would otherwise be relatively flat. The Index will not appreciate unless the return of the Index methodology is sufficient to offset the negative effects of the decrement, and then only to the extent that the return of the Index methodology is greater than the decrement. As a result of the decrement, the level of the Index may decline even if the return of the Index methodology would otherwise have been positive.

▪	The Index may not fully participate in any appreciation of the Underlying Futures Index. At any time when the implied volatility of the S&P 500® Index is greater than the volatility target, the Index will have less than 100% exposure to the Underlying Futures Index and therefore will not fully participate in any appreciation of the Underlying Futures Index. For example, if the Index has 50% exposure to the Underlying Futures Index at a time when the Underlying Futures Index appreciates by 5%, the Index would appreciate by only 2.5% (before giving effect to the decrement). The decrement is deducted daily at a rate of 6% per annum even when the Index has less than 100% exposure to the Underlying Futures Index.

▪	The Index may perform less favorably than it would if its volatility targeting mechanism were based on an alternative volatility measure, such as actual realized volatility, rather than implied volatility. The Index attempts to achieve its volatility target by adjusting its exposure to the Underlying Futures Index based on the implied volatility of the S&P 500® Index. Implied volatility represents market expectations of future volatility as derived from the price of exchange-traded options on the S&P 500® Index. Market expectations of future volatility may not accurately forecast future volatility. Accordingly, relying on implied volatility may cause the Index to be less successful in maintaining its volatility target than it would have been if it had relied instead on an alternative measure of volatility, such as actual realized volatility. As a result, the Index may have lower participation in Underlying Futures Index increases, and greater participation in Underlying Futures Index declines, resulting in less favorable overall Index performance, than it would have had if another measure of volatility had been used.

▪	The Index may significantly underperform the S&P 500® Index. It is important to understand that the Index provides exposure to the S&P 500® Index that: (1) may be leveraged up to 500%, or alternatively may reflect less than 100% participation; (2) is reduced by an implicit financing cost; (3) may be subject to a decay effect; and (4) is reduced by a decrement of 6% per annum. As a result of these features, the Index may significantly underperform the S&P 500® Index. The Index is likely to significantly underperform the S&P 500® Index if it is not consistently successful in increasing exposure to the Underlying Futures Index in advance of increases in the Underlying Futures Index and reducing exposure to the Underlying Futures Index in advance of declines in the Underlying Futures Index. The Index may significantly underperform the S&P 500® Index even if it is consistently successful in these respects because of the implicit financing cost and the decrement, or because the reduced exposure the Index has to the Underlying Futures Index at a time of a decline may nevertheless reflect significantly greater than 100% participation in the decline of the Underlying Futures Index.

▪	The Index has limited actual performance information. The Index launched on May 10, 2024. Accordingly, the Index has limited actual performance data. Because the Index is of recent origin with limited performance history, an investment linked to the Index may involve a greater risk than an investment linked to one or more indices with an established record of performance. A longer history of actual performance may have provided more reliable information on which to assess the validity of the Index’s methodology. However, any historical performance of the Index is not an indication of how the Index will perform in the future.

▪	Hypothetical back-tested Index performance information is subject to significant limitations. All information regarding the performance of the Index prior to May 10, 2024 is hypothetical and back-tested, as the Index did not exist prior to that time. It is important to understand that hypothetical back-tested Index performance information is subject to significant limitations, in addition to the fact that past performance is never a guarantee of future performance. In particular:

o	The sponsor of the Index developed the rules of the Index with the benefit of hindsight—that is, with the benefit of being able to evaluate how the Index rules would have caused the Index to perform had it existed during the hypothetical back-tested period. The fact that the Index generally appreciated over any portion of the hypothetical back-tested period may not therefore be an accurate or reliable indication of any fundamental aspect of the Index methodology.

PS-12

Citigroup Global Markets Holdings Inc.

o	The hypothetical back-tested performance of the Index might look different if it covered a different historical period. The market conditions that existed during the historical period covered by the hypothetical back-tested Index performance information are not necessarily representative of the market conditions that will exist in the future.

o	SPXW options were not published as frequently prior to May 11, 2022 as they are now, and as a result the calculation of the hypothetical back-tested values of the Index prior to that date differs from the calculation of the Index today. The hypothetical back-tested performance of the Index prior to May 11, 2022 may therefore differ from how the Index would have performed if SPXW options had been available with expirations on every weekday, as they are now.

It is impossible to predict whether the Index will rise or fall. The actual future performance of the Index may bear no relation to the historical or hypothetical back-tested levels of the Index.

▪	An affiliate of ours participated in the development of the Index. CGMI worked with the sponsor of the Index in developing the guidelines and policies governing the composition and calculation of the Index, and in that role made judgments and determinations about the Index methodology. Although CGMI no longer has a role in making any judgments and determinations relating to the Index, the judgments and determinations previously made by CGMI could continue to have an impact, positive or negative, on the level of the Index and the value of your notes. CGMI was under no obligation to consider your interests as an investor in the notes in its role in developing the guidelines and policies governing the Index.

▪	Changes that affect the Index may affect the value of your notes. The sponsor of the Index may at any time make methodological changes or other changes in the manner in which it operates that could affect the value of the Index. We are not affiliated with the Index sponsor and, accordingly, we have no control over any changes such sponsor may make. Such changes could adversely affect the performance of the Index and the value of and your return on the notes.

PS-13

Citigroup Global Markets Holdings Inc.

Additional Terms of the Notes

Market disruption events. For purposes of determining whether a market disruption event occurs with respect to the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER, each reference to the “Underlying Index” in the section “Description of the Notes—Certain Additional Terms for Notes Linked to an Underlying Index—Consequences of a Market Disruption Event; Postponement of a Valuation Date” in the accompanying product supplement shall be deemed replaced with a reference to the “Underlying Index, the S&P 500 Futures Excess Return Index or the S&P 500® Index”. References in the section “Description of the Notes—Certain Additional Terms for Notes Linked to an Underlying Index—Consequences of a Market Disruption Event; Postponement of a Valuation Date” in the accompanying product supplement to the securities comprising an Underlying Index shall be deemed to include futures contracts comprising an Underlying Index.

PS-14

Citigroup Global Markets Holdings Inc.

Information About the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER

For information about the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER, see Annex A to this pricing supplement.

Hypothetical Back-tested and Historical Performance Information

This section contains hypothetical back-tested performance information for the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER calculated by S&P Dow Jones Indices LLC. All S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER performance information prior to May 10, 2024 is hypothetical and back-tested, as the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER did not exist prior to that date. Hypothetical back-tested performance information is subject to significant limitations. The sponsor of the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER developed the rules of the index with the benefit of hindsight—that is, with the benefit of being able to evaluate how the rules would have caused the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER to perform had it existed during the hypothetical back-tested period. The fact that the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER appreciated at any time during the hypothetical back-tested period may not therefore be an accurate or reliable indication of any fundamental aspect of the index methodology. Furthermore, the hypothetical back-tested performance of the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER might look different if it covered a different historical period. The market conditions that existed during the hypothetical back-tested period may not be representative of market conditions that will exist in the future.

In addition, the SPXW options used by the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER to determine the implied volatility of the S&P 500® Index have traded with expirations on every weekday only since May 11, 2022. When SPXW options were first launched in 2005, only Friday expirations were available. Wednesday expirations were added on February 23, 2016; Monday expirations were added on August 15, 2016; Tuesday expirations were added on April 18, 2022; and Thursday expirations were added on May 11, 2022. For purposes of calculating the hypothetical back-tested performance of the Index, the implied volatility for the one-week period ending on a weekday for which no SPXW option was then traded was calculated by interpolating between the SPXW options expiring immediately before and immediately after that weekday. In addition, on September 30, 2016, due to data availability, the closing level of the S&P 500 Futures Excess Return Index on that day was used in lieu of its time-weighted average value. For these reasons, the hypothetical back-tested performance of the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER prior to May 11, 2022 may differ from how the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER would have performed if SPXW options had been available with expirations on every weekday, as they are now, and if the time-weighted average value of the S&P 500 Futures Excess Return Index had been available on September 30, 2016.

It is impossible to predict whether the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER will rise or fall. By providing the hypothetical back-tested and historical performance information below, we are not representing that the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER is likely to achieve gains or losses similar to those shown. In fact, there are frequently sharp differences between hypothetical performance results and the actual results subsequently achieved by any particular investment. One of the limitations of hypothetical performance information is that it did not involve financial risk and cannot account for all factors that would affect actual performance. The actual future performance of the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER may bear no relation to its hypothetical back-tested or historical performance.

Historical Information

The closing value of the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER on November 14, 2024 was 516.6364. The graph below shows the hypothetical back-tested closing values of the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER for the period from January 2, 2014 to May 9, 2024, and historical closing values of the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER for the period from May 10, 2024 to November 14, 2024. All data to the left of the vertical red line in the graph below are hypothetical and back-tested. We obtained the closing values from Bloomberg L.P., without independent verification. You should not take the hypothetical back-tested and historical values of the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER as an indication of future performance.

S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER – Hypothetical Back-Tested and Historical Closing Values January 2, 2014 to November 14, 2024

PS-15

Citigroup Global Markets Holdings Inc.

United States Federal Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion is based on this treatment.

If you are a U.S. Holder (as defined in the accompanying product supplement), you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Although it is not clear how the comparable yield should be determined for notes that may be automatically redeemed before maturity, our determination of the comparable yield is based on the maturity date. We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Assuming you hold the notes until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the notes mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the notes at maturity as determined under the projected payment schedule.

Upon the sale, exchange or retirement of the notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We have determined that the comparable yield for a note is a rate of 5.115%, compounded semi-annually, and that the projected payment schedule with respect to a note consists of a single payment of $1,657.057 at maturity.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Non-U.S. Holders. Subject to the discussions below regarding Section 871(m) and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents Under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“Underlying Securities”) or indices that include Underlying Securities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations. However, the regulations, as modified by an Internal Revenue Service (“IRS”) notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any Underlying Security and, therefore, should not be subject to withholding tax under Section 871(m).

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

PS-16

Citigroup Global Markets Holdings Inc.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $20.00 for each note sold in this offering. From this underwriting fee, CGMI will pay selected dealers not affiliated with CGMI a fixed selling concession of $20.00 for each note they sell. For the avoidance of doubt, any fees or selling concessions described in this pricing supplement will not be rebated if the notes are automatically redeemed prior to maturity.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately twelve months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the twelve-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Global Markets Holdings Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Global Markets Holdings Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Global Markets Holdings Inc. and Citigroup Inc., respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinions set forth below of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., and Karen Wang, Senior Vice President – Corporate Securities Issuance Legal of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated February 14, 2024, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on February 14, 2024, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of, the trustee and that none of the terms of the notes nor the issuance and delivery of the notes and the related guarantee, nor the compliance by Citigroup Global Markets Holdings Inc. and Citigroup Inc. with the terms of the notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable.

In the opinion of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Global Markets Holdings Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Global Markets Holdings Inc. is validly existing and in good standing under the laws of the State of New York; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Global Markets Holdings Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Global Markets Holdings Inc., and the performance by Citigroup Global Markets Holdings Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York.

Alexia Breuvart, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Global Markets Holdings Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Global Markets Holdings Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

PS-17

Citigroup Global Markets Holdings Inc.

In the opinion of Karen Wang, Senior Vice President – Corporate Securities Issuance Legal of Citigroup Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the guarantee of such notes by Citigroup Inc. and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture, and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Karen Wang, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

© 2024 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

PS-18

Citigroup Global Markets Holdings Inc.

Annex A
Description of the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER

Overview

The S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER, which we refer to in this Annex as the “Index”, is calculated, maintained and published by S&P Dow Jones Indices LLC. All information contained in this pricing supplement regarding the Index has been derived from information provided by S&P Dow Jones Indices LLC. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC. S&P Dow Jones Indices LLC has no obligation to continue to publish, and may discontinue publication of, the Index. The notes represent obligations of Citigroup Global Markets Holdings Inc. (guaranteed by Citigroup Inc.) only. S&P Dow Jones Indices LLC is not involved in any way in this offering and has no obligation relating to the notes or to holders of the notes. The Index was first published on May 10, 2024, and therefore has a limited performance history.

The Index tracks exposure to the S&P 500 Futures Excess Return Index (which we refer to as the “Underlying Futures Index”) on a volatility targeted basis, less a decrement of 6% per annum. The Index has a volatility target of 35%, which it attempts to achieve by applying leverage to its exposure to the Underlying Futures Index (up to a maximum of 500%) when the implied volatility of the S&P 500® Index is less than the volatility target, and by reducing its exposure to the Underlying Futures Index below 100% when the implied volatility of the S&P 500® Index is greater than the volatility target.

The Underlying Futures Index tracks the performance of a hypothetical investment, rolled quarterly, in futures contracts on the S&P 500® Index, and accordingly is expected to reflect the performance of the S&P 500® Index less an implicit financing cost, as described in more detail in Annex B to this pricing supplement. The S&P 500® Index consists of the common stocks of 500 issuers selected to provide a performance benchmark for the large capitalization segment of the U.S. equity market. For more information about the S&P 500® Index, see “Equity Index Descriptions—The S&P U.S. Indices” in the accompanying underlying supplement.

The Index methodology is premised on the following key assumptions: (1) that there will be an inverse relationship between performance and volatility, so that the Underlying Futures Index will tend to increase in times of lower volatility and decline in times of higher volatility; (2) that the implied volatility of the S&P 500® Index, as derived from the market prices of exchange-traded options on the S&P 500® Index on each weekly rebalancing date, will be an effective predictor of future volatility of the Underlying Futures Index over the next week; and (3) that 35% will be an effective level of volatility at which to draw the line between leveraged exposure and deleveraged exposure to the Underlying Futures Index. If these assumptions prove to be consistently correct, then the Index has the potential to outperform the Underlying Futures Index by participating in increases on a leveraged basis and declines on a deleveraged basis. There is no guarantee, however, that these assumptions will be proven correct over any given time period. If any of these assumptions does not prove to be consistently correct, then the Index may perform poorly as a result of having highly leveraged exposure to the Underlying Futures Index at a time of declines and/or having reduced exposure to the Underlying Futures Index at a time of increases.

If the Index is not consistently successful in increasing exposure to the Underlying Futures Index in advance of increases in the Underlying Futures Index and reducing exposure to the Underlying Futures Index in advance of declines in the Underlying Futures Index, then the Index is also expected to be subject to a “decay” effect, which will exacerbate the decline in the Index that results from having highly leveraged exposure to declines in the Underlying Futures Index. The decay effect would result from the fact that each sub-index of the Index resets its leveraged exposure to the Underlying Futures Index on a weekly basis (as described in more detail below), and would manifest any time the Underlying Futures Index moves in one direction one week and another direction the next. The decay effect would result because resetting leverage after an increase but in advance of a decline would cause the Index to have increased exposure to that decline, and resetting leverage following a decline but in advance of an increase would cause the Index to have decreased exposure to that increase. The more this fact pattern repeats, the lower the performance of the Index would be relative to the performance of the Underlying Futures Index.

It is important to understand that the Index provides exposure to the S&P 500® Index that:

1.	may be leveraged up to 500%, or alternatively may reflect less than 100% participation;

2.	is reduced by an implicit financing cost;

3.	may be subject to a decay effect; and

4.	is reduced by a decrement of 6% per annum.

As a result of these features, the Index may significantly underperform the S&P 500® Index. The Index is likely to significantly underperform the S&P 500® Index if it is not consistently successful in increasing exposure to the Underlying Futures Index in advance of increases in the Underlying Futures Index and reducing exposure to the Underlying Futures Index in advance of declines in the Underlying Futures Index. The Index may significantly underperform the S&P 500® Index even if it is consistently successful in these respects because of the implicit financing cost and the decrement, or because the reduced exposure the Index has to the Underlying Futures Index at a time of a decline may nevertheless reflect significantly greater than 100% participation in the decline of the Underlying Futures Index.

Certain features of the Index – including the fact that it references the Underlying Futures Index, and not the S&P 500® Index directly, and the decrement of 6% per annum – are designed to reduce the cost to us and our affiliates of hedging transactions that we intend to enter into in connection with the notes as compared to an otherwise comparable index without these features. These features will reduce the performance of the Index as compared to an otherwise comparable index without these features. The reduced cost of hedging may make it possible for certain terms of the notes to be more favorable to you than would otherwise be the case. However, there can be no assurance that these more favorable terms will offset the negative effects of these features on the performance of the Index, and your return on the notes may ultimately be less favorable than it would have been without these more favorable terms but with an index that does not contain these features.

The Index is reported by Bloomberg L.P. under the ticker symbol “SPXF3EV6.”

PS-19

Citigroup Global Markets Holdings Inc.

There are no actual assets to which any investor is entitled by virtue of an investment linked to the Index. The Index is merely a mathematical calculation that is performed in accordance with the methodology described in this section.

This description of the Index is only a summary of the rules by which the Index is calculated. You should understand that this summary is more general than the precise mathematical formulations used to calculate the Index. The mathematical calculation of the Index is described in the Index rules, which are maintained and subject to change by S&P Dow Jones Indices LLC. The Index will be governed by and calculated in accordance with the mathematical and other terms set forth in the Index rules, and not this description of the Index. If this description of the Index conflicts with the Index rules, the Index rules control.

Citigroup Global Markets Inc. (“CGMI”) worked with the sponsor of the Index in developing the guidelines and policies governing the composition and calculation of the Index, and in that role made judgments and determinations about the Index methodology. Although CGMI no longer has a role in making any judgments and determinations relating to the Index, the judgments and determinations previously made by CGMI could continue to have an impact, positive or negative, on the level of the Index and the value of your notes. CGMI was under no obligation to consider your interests as an investor in the notes in its role in developing the guidelines and policies governing the Index.

Volatility Targeting

The Index seeks to reflect exposure to the Underlying Futures Index while maintaining an Index volatility at its volatility target of 35%. The Index divides its exposure to the Underlying Futures Index into five sub-indexes, each corresponding to a weekday. There is one sub-index for Monday, one for Tuesday, and so on. Each sub-index is set to represent 20% of the Index value on the weekday corresponding to that sub-index, which we refer to as the “rebalancing date” for that sub-index. The Index value on any given day is the weighted sum of the five sub-index values on that day.

On each weekday, the Index resets the leverage of the sub-index for that weekday with respect to the performance of the Underlying Futures Index over the next week. We refer to the degree of exposure that a given sub-index has to the Underlying Futures Index from one rebalancing date for that sub-index to the next as the “leverage” of that sub-index. The leverage of each sub-index that is set on each rebalancing date for that sub-index will be equal to (a) the Index’s volatility target of 35% divided by (b) the implied volatility of the S&P 500® Index as observed on that rebalancing date, subject to a maximum of 500%.

For example, if the implied volatility of the S&P 500® Index on the rebalancing date for a sub-index were 17.50%, that sub-index would reflect 200% leverage with respect to the performance of the Underlying Futures Index from that rebalancing date to the next rebalancing date for that sub-index (calculated as the volatility target of 35% divided by the implied volatility of 17.50%). If a sub-index were to have 200% leverage with respect to the performance of the Underlying Futures Index from one rebalancing date to the next, that would mean that the change in value of that sub-index would be 200% of the return of the Underlying Futures Index over that period, whether positive or negative, before giving effect to the decrement. Accordingly, if the return of the Underlying Futures Index were -5% over that period, the change in value of that sub-index would be -10% over that same period, before giving effect to the decrement.

As an alternative example, if the implied volatility of the S&P 500® Index on the rebalancing date for a sub-index were 43.75%, that sub-index would reflect 80% leverage with respect to the performance of the Underlying Futures Index from that rebalancing date to the next rebalancing date for that sub-index (calculated as the volatility target of 35% divided by the implied volatility of 43.75%). In this circumstance, the change in value of that sub-index from the applicable rebalancing date to the next would be 80% of the return of the Underlying Futures Index over that period, whether positive or negative, before giving effect to the decrement. Accordingly, if the return of the Underlying Futures Index were 5% over that period, the change in value of that sub-index would be 4% over that same period, before giving effect to the decrement. At any time when any sub-index has less than 100% leverage with respect to the Underlying Futures Index, a portion of the sub-index corresponding to the difference may be thought of as effectively uninvested, and no interest or other return will accrue on that portion.

The leveraged exposure of a sub-index to the Underlying Futures Index is reset intraday on each rebalancing date for that sub-index based on:

•	the average of the implied volatility of the S&P 500® Index calculated every minute during a calculation window from 11:30 a.m. to 11:35 a.m., Eastern time, on that rebalancing date;

•	the value of the Index and the applicable sub-index at 11:35 a.m., Eastern time, on that rebalancing date; and

•	the time-weighted average value (an average of snapshots of the value throughout the applicable window) of the Underlying Futures Index during the window (the “rebalancing window”) from 12:50 p.m. to 1:00 p.m., Eastern time, on that rebalancing date.

We refer to 1:00 p.m., Eastern time, on the rebalancing date for a sub-index as the “rebalancing time” on that rebalancing date.

The closing value of a sub-index on any day after the most recent rebalancing time for that sub-index, including on the rebalancing date on which the rebalancing time occurs, will reflect the performance of the Underlying Futures Index from its time-weighted average value at that rebalancing time to its closing value on such day multiplied by the leverage for that sub-index that was reset at that rebalancing time, less the decrement.

The value of each sub-index between rebalancing times is floored at 25% of the time-weighted average value of the sub-index at the immediately preceding rebalancing time (determined during the rebalancing window). As a result, the maximum amount by which the value of any sub-index may decline from one rebalancing time to the next is 75%.

PS-20

Citigroup Global Markets Holdings Inc.

If a rebalancing date for any sub-index is a holiday, that rebalancing date will be postponed to the next weekday that is not a holiday. In addition, for scheduled or unscheduled full-day market closures or intraday closures (where the term “closure” is deemed to include a lack of data availability), the applicable sub-index will rebalance on the next business day when all necessary data is available.

Implied Volatility

The Index resets the leverage of each sub-index with respect to the Underlying Futures Index on each rebalancing date for that sub-index based on a measure of the implied volatility of the S&P 500® Index over the next week as observed on that rebalancing date. Volatility is a measure of the magnitude and frequency of changes in the value of an asset measured at specified intervals over a given time period. The greater the magnitude and frequency of changes in value, the greater the volatility. Implied volatility is a measure of the expected future volatility of an asset that is derived from the price of options on that asset. The theoretical value of an option is determined to a significant degree by the volatility of the underlying asset. Accordingly, if one makes assumptions about the other inputs to the theoretical value of an option, one can derive the volatility of the underlying asset that is implied by the market price of that option.

The Index derives the implied volatility of the S&P 500® Index from the prices of S&P 500 Weeklys (SPXW) options traded on the Cboe options exchange. SPXW options are options on the S&P 500® Index with expiration dates (and a PM expiration time of 4:00 p.m.) on each weekday, except for market holidays. The Index determines the implied volatility of the S&P 500® Index on a rebalancing date for a sub-index based on the market prices of SPXW options expiring on the next rebalancing date for that sub-index.

The Index uses the following inputs to the Black theoretical option pricing model to derive implied volatility:

•	a risk-free interest rate based on US Treasury yield curve rates (captured from the US Department of the Treasury website around 6:00 p.m., New York time, every day and used for the following business day) to which linear interpolation is applied to derive the yield to the next rebalancing date;

•	a forward price for the S&P 500® Index calculated at each minute from 11:30 a.m. to 11:35 a.m., Eastern time, based on the difference between the mid-price (the average of bid and ask prices) of at-the-money call and put options on the S&P 500® Index, where the at-the-money call and put options are the options with a strike price where the difference between the call and put mid-prices is the smallest; and

•	a time to expiration equal to the amount of time from the rebalancing time on the current rebalancing date to the PM expiration time of SPXW options on the next rebalancing date.

The Index uses these inputs and the Black theoretical option pricing model to derive implied volatility from the prices of SPXW call options that are at-the-money or have strike prices that are out-of-the-money (i.e., are above the at-the-money strike) and SPXW put options that are at-the-money or have strike prices that are out-of-the-money (i.e., are below the at-the-money strike). (The Index excludes options with a “delta” of less than 1%, where “delta” is a measurement of how sensitive the change in the value of the option is to changes in the value of the S&P 500® Index.) The Index calculates an implied volatility from these prices at the end of every minute during a calculation window from 11:30 a.m. to 11:35 a.m., Eastern time. The average of those implied volatilities on a given rebalancing date is the implied volatility of the S&P 500® Index that the Index uses to reset the leverage of the applicable sub-index on that rebalancing date.

The implied volatility measured by the Index is a one-week implied volatility (subject to the following paragraph), in that it reflects market expectations of volatility over the one-week period from one rebalancing date to the next, but is expressed in annualized terms.

If a given weekday is a holiday, then the sub-index that would normally rebalance on that weekday will instead be rebalanced on the next weekday that is not a holiday. For example, if a Monday is a holiday, then the Monday sub-index would rebalance instead on the following Tuesday. In that event, the Index would rebalance two sub-indexes on that Tuesday – the Monday sub-index and the Tuesday sub-index. The Monday sub-index would be rebalanced based on the implied volatility determined on that Tuesday for the period from that Tuesday to the next Monday (assuming the next Monday is not a holiday), and the Tuesday sub-index would be rebalanced based on the implied volatility determined on that Tuesday for the period from that Tuesday to the next Tuesday.

Decrement

The Index is a decrement index, which means that the value of each sub-index of the Index will be reduced at a rate of 6% per annum. The 6% decrement is calculated between rebalancing dates on the time-weighted average value of the applicable sub-index at the most recent rebalancing time.

The decrement will be a significant drag on the performance of the Index.

Comparison of Hypothetical Back-Tested and Historical S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER Performance Against Historical S&P 500® Index Performance

The following graphs set forth a comparison of the hypothetical back-tested and historical performance of the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER against the historical performance of the S&P 500® Index. The first graph shows comparative performance data for the period from January 2, 2014 through November 14, 2024, each normalized to have a closing value of 100.00 on January 2, 2014 to facilitate a comparison. The second graph shows comparative performance data for the period from January 3, 2022 through November 14, 2024, each normalized to have a closing value of 100.00 on January 3, 2022 to facilitate a comparison. The performance of the

PS-21

Citigroup Global Markets Holdings Inc.

S&P 500® Index shown below is its price return performance – i.e., its performance without reflecting dividends. The total return performance of the S&P 500® Index (i.e., its performance reflecting dividends) would be greater than the price return performance shown below.

All S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER performance information prior to May 10, 2024 is hypothetical and back-tested, as the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER did not exist prior to that date. Hypothetical back-tested performance information is subject to the significant limitations described above under “Information About the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER”.

In the graphs below, references to “SPXF3EV6” are to the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER and references to “SPX” are to the S&P 500® Index.

January 2, 2014 to November 14, 2024

January 3, 2022 to November 14, 2024

PAST PERFORMANCE OF THE S&P 500 FUTURES 35% EDGE VOLATILITY 6% DECREMENT INDEX (USD) ER AND RELATIVE PERFORMANCE BETWEEN THE S&P 500 FUTURES 35% EDGE VOLATILITY 6% DECREMENT INDEX (USD) ER AND THE S&P 500 INDEX ARE NOT INDICATIVE OF FUTURE PERFORMANCE

PS-22

Citigroup Global Markets Holdings Inc.

Using the historical performance information from the graphs above, the table below shows the annualized (annually compounded) performance of the S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER as compared to the S&P 500® Index for the last year, the last three years and the last five years, each as of November 14, 2024.

	S&P 500 Futures 35% Edge Volatility 6% Decrement Index (USD) ER	S&P 500® Index
Last 1 Year	56.64%	32.23%
Last 3 Years	1.36%	8.28%
Last 5 Years	13.74%	13.93%

License Agreement

S&P Dow Jones Indices LLC (“S&P Dow Jones”) and Citigroup Global Markets Inc. have entered into an exclusive license agreement providing for the license to Citigroup Inc. and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P Dow Jones in connection with certain financial products, including the notes. “Standard & Poor’s” and “S&P” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”). “Dow Jones” is a registered trademark of Dow Jones Trademark Holdings, LLC (“Dow Jones”). Trademarks have been licensed to S&P Dow Jones and have been licensed for use by Citigroup Inc. and its affiliates.

The license agreement between S&P Dow Jones and Citigroup Global Markets Inc. provides that the following language must be stated in this pricing supplement:

“The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones, Dow Jones, S&P or their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in notes generally or in the notes particularly. S&P Dow Jones Indices’ only relationship to Citigroup Inc. and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P Dow Jones Indices and of the Index, which is determined, composed and calculated by S&P Dow Jones Indices without regard to Citigroup Inc., its affiliates or the notes. S&P Dow Jones Indices have no obligation to take the needs of Citigroup Inc., its affiliates or the holders of the notes into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND S&P DOW JONES INDICES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P DOW JONES INDICES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP INC., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P DOW JONES INDICES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND CITIGROUP INC.”

PS-23

Citigroup Global Markets Holdings Inc.

Annex B
Description of the S&P 500 Futures Excess Return Index

We have derived all information contained in this pricing supplement regarding the S&P 500 Futures Excess Return Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not independently verified such information. Such information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC. The S&P 500 Futures Excess Return Index was developed by Standard & Poor’s Financial Services LLC (“S&P”) and is calculated, maintained and published by S&P Dow Jones Indices LLC. S&P Dow Jones Indices LLC has no obligation to continue to publish, and may discontinue the publication of, the S&P 500 Futures Excess Return Index.

The S&P 500 Futures Excess Return Index tracks futures contracts on the S&P 500® Index. The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol “SPX.” The S&P 500® Index consists of the common stocks of 500 issuers selected to provide a performance benchmark for the large capitalization segment of the U.S. equity market. For more information about the S&P 500® Index, see “Equity Index Descriptions—The S&P U.S. Indices” in the accompanying underlying supplement. We refer to the S&P 500® Index as the “reference index” for the S&P 500 Futures Excess Return Index.

The S&P 500 Futures Excess Return Index is a futures-based index. As a futures-based index, it is expected to reflect not only the performance of its reference index (the S&P 500® Index), but also the implicit cost of a financed position in that reference index. The cost of this financed position will adversely affect the value of the S&P 500 Futures Excess Return Index. Any increase in market interest rates will be expected to further increase this implicit financing cost and will increase the negative effect on the performance of the S&P 500 Futures Excess Return Index. Because of this implicit financing cost, the S&P 500 Futures Excess Return Index is expected to underperform the total return performance of the S&P 500® Index.

The S&P 500 Futures Excess Return Index launch date was August 2, 2010, and it is reported by Bloomberg L.P. under the ticker symbol “SPXFP.”

Index Calculation

The S&P 500 Futures Excess Return Index tracks the performance of a hypothetical position, rolled quarterly, in the nearest-to-expiration E-mini S&P 500 futures contract. Constructed from E-mini S&P 500 futures contracts, the S&P 500 Futures Excess Return Index includes provisions for the replacement of the current E-mini S&P 500 futures contract in the S&P 500 Futures Excess Return Index as such futures contract approaches expiration (also referred to as “rolling”). This replacement occurs over a one-day rolling period every quarter, which is five days prior to the last trade date of the futures contract.

The S&P 500 Futures Excess Return Index is calculated from the price change of the underlying E-mini S&P 500 futures contract. On any trading date, t, the value of the S&P 500 Futures Excess Return Index is calculated as follows:

Where:

=	The value of the S&P 500 Futures Excess Return Index on the current day, t
=	The value of the S&P 500 Futures Excess Return Index on the preceding day on which the S&P 500 Futures Excess Return Index was calculated, t-1
=	The Contract Daily Return from day t-1 to day t, defined as:
=	The daily contract reference price of the futures contract, which is the official closing price, as designated by the exchange

Market disruptions are situations where the exchange has failed to open so that no trading is possible due to unforeseen events, such as computer or electric power failures, weather conditions or other events. If any such event happens on the roll date, the roll will take place on the next business day on which no market disruptions exist.

The S&P 500 Futures Excess Return Index is an excess return index, which in this context means that its performance will be based solely on changes in the settlement price of its underlying futures contract. An excess return index is distinct from a total return index, which, in addition to changes in the settlement price of the underlying futures contract, would reflect interest on a hypothetical cash position collateralizing that futures contract.

E-mini S&P 500 futures contracts

E-mini S&P 500 futures contracts were introduced in 1997 and are traded on the Chicago Mercantile Exchange under the ticker symbol “ES.” The Chicago Mercantile Exchange trades E-mini S&P 500 futures contracts with expiration dates in March, June, September and December of each year.

PS-24

Citigroup Global Markets Holdings Inc.

E-mini S&P 500 futures contracts differ from the futures contracts described below under “—Futures Contracts Generally” in that E-mini S&P 500 futures contracts are cash settled only, meaning that the 500 stocks composing the S&P 500® Index are not actually delivered upon settlement of the futures contract. Therefore, the E-mini S&P 500 futures contracts are not contracts to actually buy and sell the stocks in the S&P 500® Index. In all other relevant respects, however – including daily “mark to market” and realization of gains or losses based on the difference between the current settlement price and the initial futures price – the E-mini S&P 500 futures contracts are similar to those described below under “—Futures Contracts Generally.”

Futures Contracts Generally

Generally speaking, a futures contract is an agreement to buy or sell an underlying asset on a future expiration date at a price that is agreed upon today. If the underlying asset is worth more on the expiration date than the price specified in the futures contract, then the purchaser of that contract will achieve a gain on that contract, and if it is worth less, the purchaser will incur a loss.

For example, suppose that a futures contract entered into in January calls for the purchaser to buy the underlying asset in April at a price of $1,000. If the underlying asset is worth $1,200 in April, then upon settlement of the futures contract in April the purchaser will buy for $1,000 an underlying asset worth $1,200, achieving a $200 gain. Conversely, if the underlying asset is worth $800 in April, then upon settlement of the futures contract in April the purchaser will buy for $1,000 an underlying asset worth only $800, incurring a $200 loss.

The gain or loss to the purchaser of this futures contract is different from the gain or loss that could have been achieved by the direct purchase of the underlying asset in January and the sale of that underlying asset in April. This is because a futures contract is a “leveraged” way to invest in the underlying asset. In other words, purchasing a futures contract is similar to borrowing money to buy the underlying asset, in that (i) it enables an investor to gain exposure to the underlying asset without having to pay the full cost of it up front and (ii) it entails a financing cost.

This financing cost is implicit in the difference between the spot price of the underlying asset and the futures price. A “futures price” is the price at which market participants may agree today to buy or sell the underlying asset in the future, and the “spot price” is the current price of the underlying asset for immediate delivery. The futures price is determined by market supply and demand and is independent of the spot price, but it is nevertheless generally expected that the futures price will be related to the spot price in a way that reflects a financing cost (because if it did not do so there would be an opportunity for traders to make sure profits, known as “arbitrage”). For example, if January’s futures price is $1,000, January’s spot price may be $975. If the underlying asset is worth $1,200 in April, the gain on the futures contract would be $200 ($1,200 minus $1,000), while the gain on a direct investment made at the January spot price would have been $225 ($1,200 minus $975). The lower return on the futures contract as compared to the direct investment reflects this implicit financing cost. Because of this financing cost, it is possible for a purchaser to incur a loss on a futures contract even if the spot price of the underlying asset increases over the term of the futures contract. The amount of this financing cost is expected to increase as general market interest rates increase.

Futures contracts are standardized instruments that are traded on an exchange. On each trading day, the exchange determines a settlement price (which may also be referred to as a closing price) for that futures contract based on the futures prices at which market participants entered into that futures contract on that day. Open positions in futures contracts are “marked to market” and margin is required to be posted on each trading day. This means that, on each trading day, the current settlement price for a futures contract is compared to the futures price at which the purchaser entered into that futures contract. If the current settlement price has decreased from the initial futures price, then the purchaser will be required to deposit the decrease in value of that futures contract into an account. Conversely, if the current settlement price has increased, the purchaser will receive that cash value in its account. Accordingly, gains or losses on a futures contract are effectively realized on a daily basis up until the point when the position in that futures contract is closed out.

Because futures contracts have expiration dates, one futures contract must be rolled into another if there is a desire to maintain a continuous position in futures contracts on (rather than take delivery of) a particular underlying asset. This is typically achieved by closing out the position in the existing futures contract as its expiration date approaches and simultaneously entering into a new futures contract (at a new futures price based on the futures price then prevailing) with a later expiration date.

Comparison of Historical S&P 500 Futures Excess Return Index Performance Against Historical S&P 500® Index Performance

The following graph sets forth a comparison of the historical performance of the S&P 500 Futures Excess Return Index against the historical performance of the S&P 500® Index from January 2, 2014 through November 14, 2024, each normalized to have a closing value of 100.00 on January 2, 2014 to facilitate a comparison. The performance of the S&P 500® Index shown below is its price return performance – i.e., its performance without reflecting dividends. The total return performance of the S&P 500® Index (i.e., its performance reflecting dividends) would be greater than the price return performance shown below.

In the graph below, references to “SPXFP” are to the S&P 500 Futures Excess Return Index and references to “SPX” are to the S&P 500® Index.

PS-25

Citigroup Global Markets Holdings Inc.

PAST PERFORMANCE OF THE S&P 500 FUTURES EXCESS RETURN INDEX AND RELATIVE PERFORMANCE BETWEEN THE S&P 500 FUTURES EXCESS RETURN INDEX AND THE S&P 500 INDEX ARE NOT INDICATIVE OF FUTURE PERFORMANCE

Using the historical performance information from the graph above, the table below shows the annualized (annually compounded) performance of the S&P 500 Futures Excess Return Index as compared to the S&P 500® Index for the last year, the last three years and the last five years, each as of November 14, 2024.

	S&P 500 Futures Excess Return Index	S&P 500® Index
Last 1 Year	26.44%	32.23%
Last 3 Years	5.44%	8.28%
Last 5 Years	12.53%	13.93%

PS-26